THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in ONFEM Holdings Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

CONNECTED TRANSACTION
ACQUISITION OF EQUITY INTEREST
IN A NON WHOLLY-OWNED SUBSIDI[redacted]

Financial Adviser to ONFEM Holdings Limited

CENTURION CORPORATE FINANCE LIMITED

Independent Financial Adviser to the Independent Board Committee

ACCESS CAPITAL

A letter from the Independent Board Committee (as defined in this circular) is set out on page 9 of this circular.

A letter from Access Capital Limited containing its letter of independent advice to the Independent Board Committee is set out on pages 10 to 13 of this circular.

31 January 2004

CONTENTS

In this circular, except where the context otherwise requires, the following expressions have the following meanings:

"Access Capital"	Access Capital Limited, a deemed licensed corporation under the SFO permitted to engage in types 1, 4, 6 and 9 of the regulated activities as defined in the SFO, and the independent financial adviser to the Independent Board Committee in respect of the Acquisition
"Acquisition"	the acquisition of the 20% of the equity interest in ZOBHP by OCL at RMB12,859,256 (including commission payment to Chengyu of RMB612,345 but excluding taxes and other expenses) (equivalent to approximately HK$11;894,604)
"Board"	the board of Directors (including the independent non-executive Directors)
"Centurion"	Centurion Corporate Finance Limited, a deemed licensed corporation under the SFO permitted to engage in types 1, 4, 6 and 9 of the regulated activities as defined in the SFO, and the financial adviser to the Company in respect of the Acquisition
"Chengyu"	Zhuhai Chengyu Auction Company Limited (珠海市誠譽拍賣有限公司), an independent third party not connected with the Directors, chief executive, substantial shareholders of the Company, any of its subsidiaries or their associates (has the meaning ascribed thereto under the Listing Rules)
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability, the issued shares of which are listed on the Stock Exchange
"Directors"	the directors (including the independent non-executive directors) of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the independent board committee comprising Mr. Selwyn Mar, Ms. Tam Wai Chu, Maria and Mr. Lam Chun, Daniel established for the purpose of advising all the Shareholders in relation to the Acquisition

"June Glory"	June Glory International Limited, a company incorporated in the British Virgin Islands with limited liability and currently holding approximately 53.95% of the issued share capital of the Company
"Latest Practicable Date"	28 January 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Letter of Confirmation"	the letter of confirmation on successful bid dated 8 January 2004 and entered into between Chengyu and OCL in respect of the sale and purchase of 20% equity interest in ZOBHP currently held by Shining Metals
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"OCL"	ONFEM Company Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of the Company holding 80% equity interest in ZOBHP prior to the completion of the Acquisition
"PRC"	the People's Republic of China
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholders"	shareholders of the Company
"Shares"	ordinary shares of HK$0.10 each in the share capital of the Company
"Shining Metals"	Zhuhai Shining Metals Group Inc. (珠海鑫光集團股份有限公司), a company incorporated in the PRC holding 20% equity interest in ZOBHP prior to the completion of the Acquisition
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"ZOBHP"	Zhuhai (Oriental) Blue Horrison Properties Company Limited (珠海東方海天置業有限公司), a Sino-foreign equity joint venture established in the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong from time to time

"RMB" Renminbi, the lawful currency of the PRC from time to time

For the purpose of this circular, translations of RMB into HK$ or vice versa have been calculated by using an exchange rate of HK$1.00 = RMB1.0811.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors:
Mr. LIN Xizhong, *Chairman*
Mr. WANG Xingdong, *Managing Director*
Mr. YAN Xichuan, *Deputy Managing Director*
Mr. QIAN Wenchao
Ms. HE Xiaoli

Independent non-executive Directors:
Mr. LAM Chun, Daniel
Mr. Selwyn MAR
Ms. TAM Wai Chu, Maria

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal place of business in Hong Kong:
18th Floor
China Minmetals Tower
79 Chatham Road South
Tsimshatsui
Kowloon
Hong Kong

31 January 2004

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION ACQUISITION OF EQUITY INTEREST IN A NON WHOLLY-OWNED SUBSIDIARY

1. INTRODUCTION

On 9 January 2004, the Company announced that OCL entered into the Letter of Confirmation with Chengyu on 8 January 2004 pursuant to which OCL agreed to acquire, subject to the terms and conditions of the Letter of Confirmation, the 20% equity interest in ZOBHP then held by Shining Metals at an aggregate consideration of RMB12,859,256 (including RMB612,345 commission payment to Chengyu but excluding taxes and other expenses) (equivalent to approximately HK$11,894,604). As the Acquisition was not made conditional on the approval by the Shareholders at a general meeting convened to consider the Acquisition and the remaining consideration of the Acquisition was already paid in full on 14 January 2004 as contemplated, the information set out in this circular is thus for your reference only.

Since Shining Metals was a substantial shareholder of ZOBHP, which was an 80% non wholly-owned subsidiary of the Company, Shining Metals was a connected person of the Company under the Listing Rules. Therefore, the Acquisition constituted a connected transaction under Rule 14.26 of the Listing Rules. Pursuant to Rule 14.26 of the Listing Rules, the Company was required to convene a general meeting to approve the Acquisition by the Shareholders and connected person(s) interested in the Acquisition (if any) should abstain from voting at the meeting.

June Glory, the 53.95% majority shareholder of the Company, which does not have any interest (whether directly or indirectly) in the Acquisition, has issued to the Company a written certificate evidencing its approval of the Acquisition. Further, as confirmed by the Company, none of the Shareholders was interested in the Acquisition and consequently, none of the Shareholders would be required to abstain from voting if a general meeting of the Company was required to be held for approving the Acquisition. Therefore, the Company has applied to the Stock Exchange for a waiver from convening a general meeting of the Company to approve the Acquisition and the Stock Exchange has granted the waiver as sought.

The Independent Board Committee has been appointed to advise the Shareholders on the Acquisition. Access Capital has been appointed as the independent financial adviser to advise the Independent Board Committee as to the terms and conditions of the Acquisition.

The purpose of this circular is to provide you with further details of the Acquisition in compliance with the requirements of Chapter 14 of the Listing Rules and to set out the letter of independent advice of Access Capital in respect of the Acquisition.

2. LETTER OF CONFIRMATION

Date

8 January 2004

Parties

Vendor : Chengyu
Purchaser: OCL

Assets to be purchased

20% of the equity interest in ZOBHP

Consideration

The aggregate consideration payable by OCL under the Letter of Confirmation is RMB12,859,256 (including RMB612,345 commission payment to Chengyu but excluding taxes and other expenses which are not ascertainable at this stage) (equivalent to approximately HK$11,894,604) in cash and has been funded by the internal resources of the Group. The aggregate consideration is the bid price offered at a public auction held by Chengyu in the PRC on 8 January 2004 and the commission payable to Chengyu. For comparison, the Group's unaudited consolidated net tangible assets amounted to approximately HK$470,047,000 as at 30 June 2003.

Based on the audited accounts of ZOBHP, the net tangible asset value of ZOBHP as at 31 December 2002 was approximately RMB136,419,000 (equivalent to approximately HK$126,185,000). The net loss before and after taxation for the year ended 31 December 2002 were both approximately RMB3,676,000 (equivalent to approximately HK$3,400,000) whereas the net loss before and after taxation for the year ended 31 December 2001 were both approximately RMB4,371,000 (equivalent to approximately HK$4,043,000). According to the latest available unaudited management accounts of ZOBHP for the eleven months ended 30 November 2003, the net loss before and after taxation for the period were both approximately RMB5,762,000 (equivalent to approximately HK$5,330,000).

The terms of the Letter of Confirmation are on normal commercial terms and are considered by the Directors to be fair and reasonable after taking into account the substantial discount to the attributable audited net tangible asset value of ZOBHP as at 31 December 2002 as represented by the aggregate consideration of the Acquisition. The Directors have also taken into account the advice as set out in the legal opinion issued by a PRC legal adviser of the Company, in particular (i) registering the transfer of the 20% equity interest in ZOBHP acquired through Chengyu is not expected to have any impediment; and (ii) following full payment of consideration and completion of registration of such transfer, OCL is entitled to exercise its rights as a shareholder of, and have title to the 20% equity interest in, ZOBHP. Shareholders should also note that the Acquisition was the result of a public auction undertaken by Chengyu and participated by OCL. Details of the auction were set out in a public announcement dated 26 December 2003 and published in a newspaper circulated in the PRC.

Payment terms

The aggregate consideration of the Acquisition was paid in full as follows:

1. RMB1,000,000 (equivalent to approximately HK$924,984) was paid upon signing of the Letter of Confirmation; and

2. the remaining balance of RMB11,859,256 (equivalent to approximately HK$10,969,620) was paid on 14 January 2004.

Completion

Following the full payment of the aggregate consideration and in accordance with the documents prescribed by the court in the PRC, Chengyu will assist OCL in registering the transfer of the 20% equity interest in ZOBHP.

Completion of the Acquisition is subject to all necessary approvals and consents in connection with the Acquisition from the relevant PRC authorities and the conversion of ZOBHP from a Sino-foreign equity joint venture (中外合資企業) to a wholly foreign-owned enterprise (外商獨資企業) under the PRC laws.

3. INFORMATION ON ZOBHP

ZOBHP was a Sino-foreign equity joint venture incorporated under the laws of the PRC with limited liability. ZOBHP was established in 1999 and is engaged in a commercial and residential property development project, namely the "Haitian Garden" in Zhuhai, the PRC. The "Haitian Garden" has a site area of approximately 177,000 square feet, is situated at the junction of Haijing Road and Haizhou Road, Jida, Xiangzhou District, Zhuhai and is scheduled to be developed into a composite commercial and residential development which will be completed in two phases. The "Haitian Garden" project is currently estimated to be completed by the end of 2005.

Prior to the Acquisition, OCL held an 80% equity interest in ZOBHP. Following the completion of the Acquisition as set out above, ZOBHP will become a wholly-owned subsidiary of OCL.

It has been agreed that following completion of the Acquisition, the directors of ZOBHP nominated by Shining Metals will resign and OCL will change the composition of the board of ZOBHP in accordance with the PRC laws.

4. REASONS FOR THE ACQUISITION

As stated in the 2002 annual report of the Company, the Company aims at improving operational efficiency of the Group as a whole. The Board is of the view that the Acquisition will facilitate OCL in implementing its decision on the development of "Haitian Garden" project and in turn, improve the efficiency of the operations of ZOBHP.

Shareholders should note that the Acquisition was driven by the public auction of the 20% equity interest in ZOBHP, a company in which the remaining 80% equity interest was already held by OCL. Under the circumstance, it is understandable for the Company to consolidate its interest in ZOBHP and to avoid the uncertainties arising from co-investing with an incoming 20% minority shareholder whose background and financial strength are not known and whose interests might not be in alignment with that of the Group. Furthermore, funding or bank financing a wholly-owned subsidiary will be less complicated given the non application of the financial assistance provisions set out in the Listing Rules. This is of particular importance as the underlying project of ZOBHP is a commercial and residential development in Zhuhai which is still under construction (with site formation, foundation and basement works completed).

Therefore, the entering into of the Letter of Confirmation is in line with the strategy of the Company and is in the interest of the Company and its Shareholders.

5. OPINION

The Acquisition does not currently expect to have any material impact on the Group. Access Capital, which has been appointed as the independent financial adviser to the Independent Board Committee, considers that the terms and conditions of the Acquisition are fair and reasonable so far as the Shareholders are concerned. A copy of the letter of independent advice dated 31 January 2004 from Access Capital to the Independent Board Committee is set out on pages 10 to 13 of this circular.

Having taken into account the advice of Access Capital, the Independent Board Committee considers the terms and conditions of the Acquisition are fair and reasonable and are in the best interest of the Company and the Shareholders as a whole. A copy of the letter of opinion dated 31 January 2004 from the Independent Board Committee is set out on page 9 of this circular.

6. GENERAL

Your attention is drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
On behalf of the Board of
ONFEM Holdings Limited
Wang Xingdong
Managing Director

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

31 January 2004

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION
ACQUISITION OF EQUITY INTEREST
IN A NON WHOLLY-OWNED SUBSIDIARY

We refer to the circular dated 31 January 2004 issued by the Company (the "Circular") of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context requires otherwise.

We have been appointed as members of the Independent Board Committee to advise the Shareholders in respect of the Acquisition, details of which are set out in the "Letter From The Board" set out on pages 4 to 8 of the Circular. Access Capital has been appointed to advise the Independent Board Committee on the fairness and the reasonableness of the terms and conditions of the Acquisition. Details of its advice, together with the principal factors taken into consideration in arriving at such advice, are set out on pages 10 to 13 of the Circular.

Having taken into account the advice of Access Capital, we consider that the terms and conditions of the Acquisition are fair and reasonable so far as the Shareholders are concerned and that the Acquisition is in the best interest of the Company and the Shareholders as a whole.

Yours faithfully,
Independent Board Committee

Selwyn Mar	**Tam Wai Chu, Maria**	**Lam Chun, Daniel**
Independent non-executive Director	*Independent non-executive Director*	*Independent non-executive Director*

The following is the full text of the letter from Access Capital setting out its advice to the Independent Board Committee in relation to the Acquisition.

ACCESS
CAPITAL
3rd Floor
No. 8 Queen's Road Central
Hong Kong

31 January 2004

To the Independent Board Committee of
ONFEM Holdings Limited

Dear Sirs,

CONNECTED TRANSACTION
ACQUISITION OF EQUITY INTEREST
IN A NON WHOLLY-OWNED SUBSIDIARY

1. INTRODUCTION

We refer to our appointment to advise the independent board committee of the Company (the "Independent Board Committee") with regard to a connected transaction relating to the acquisition of a 20% equity interest in Zhuhai (Oriental) Blue Horrison Properties Company Limited ("ZOBHP"), a non wholly-owned subsidiary of the Company currently held as to 80% by the Company (the "Acquisition"). Details of the Acquisition are contained in the "Letter from the Board" of the circular to the Shareholders dated 31 January 2004 (the "Circular"), of which this letter forms part. Terms used in this letter shall have the same meanings as those defined in the Circular, unless the context otherwise specifies.

As Shining Metals was a connected person of the Company under the Listing Rules, the Acquisition constitutes a connected transaction under the Listing Rules and the Company was required to convene a general meeting to approve the Acquisition by the Shareholders. June Glory, a majority shareholder of the Company (as at the Latest Practicable Date owned approximately 53.95% of the issued share capital of the Company), which does not have any interest (whether directly or indirectly) in the Acquisition, has issued a written certificate evidencing its approval of the Acquisition; and as confirmed by the Company, no Shareholder was interested in the Acquisition nor was required to abstain from voting if a general meeting of the Company had been required to be held for approving the Acquisition. Therefore, the Company has applied to the Stock Exchange for a waiver from convening a general meeting of the Company to approve the Acquisition and the Stock Exchange has agreed to grant such waiver to the Company. However, the Company is still required to publish a circular to the Shareholders, setting out therein details of the Acquisition in compliance with the requirements prescribed under Chapter 14 of the Listing Rules and the letter of advice of an independent financial adviser as to whether the terms and conditions of the Acquisition are fair and reasonable so far as the Shareholders are concerned.

The Independent Board Committee, comprising Messrs. Selwyn Mar and Lam Chun, Daniel, and Ms. Tam Wai Chu, Maria (all of whom are independent non-executive Directors), has been established to consider the Acquisition and to advise the Shareholders. We have been appointed by the Independent Board Committee to advise it as to whether the terms and conditions of the Acquisition are fair and reasonable so far as the Shareholders are concerned and to give our opinion in relation to the Acquisition for its consideration in issuing their opinion to the Shareholders.

2. BASIS OF THE OPINION

In formulating our advice, we have relied solely on the statements, information, opinions and representations contained in the Circular and the information and representations provided and/or made to us by the Company and the Directors. We have assumed that all such statements, information, opinions and representations contained or referred to in the Circular or otherwise provided or made or given by the Company and the Directors and for which it is/they are solely responsible were true, accurate and valid at the time they were made and given and continue to be true, accurate and valid as at the date of the Circular. We have assumed that all the statements, opinions and representations made or provided by the Company and/or the Directors contained in the Circular have been reasonably made after due and careful enquiry. We have also sought and obtained confirmation from the Company and the Directors that no material facts have been omitted from the information provided and referred to in the Circular.

We consider that we have reviewed all currently available information and documents to enable us to reach an informed view and to justify our reliance on the information provided so as to provide a reasonable basis for our opinion. We have no reason to doubt the truth, accuracy and completeness of the statements, information, opinions and representations provided to us by the Company, the Directors and their respective advisers or to believe that material information has been withheld or omitted from the information provided to us or referred to in the aforesaid documents. We have not, however, carried out an independent verification of the information provided, nor have we conducted an independent investigation into the business and affairs of the Company or any of its subsidiaries.

3. PRINCIPAL FACTORS AND REASONS CONSIDERED

In forming our opinion, we have taken into consideration the following principal factors and reasons:

a. Background to and reasons for the Acquisition

ZOBHP is a Sino-foreign equity joint venture incorporated under the laws of the PRC with limited liability. ZOBHP was established in 1999 and is principally engaged in a property development project in Zhuhai, the PRC (the "Project"). As at the Latest Practicable Date, OCL, a wholly-owned subsidiary of the Company, held an 80% equity interest in ZOBHP (without taking into account the Acquisition).

It was brought to the attention of the Company that on 26 December 2003, Chengyu (an independent PRC auctioneer) published a press notice in the PRC that the 20% equity interest in ZOBHP held by Shining Metals would be tendered for sale at a public auction scheduled to take place on 8 January 2004 in Zhuhai, the PRC. In order to avoid the uncertainties associating with co-investing with a possibly unknown 20% minority shareholder of ZOBHP whose interests in the Project might not necessarily be in alignment with that of the Group, the Company decided to participate in the said public auction.

Furthermore, if ZOBHP was to become a wholly-owned subsidiary of the Company, the Company would no longer have to be bound by the relevant PRC regulatory issues and requirements applicable to Sino-foreign equity joint ventures and the financial assistance provisions of the Listing Rules to non wholly-owned subsidiaries and the Directors believe that this would in turn result in a more effective management of the Project which is still under construction.

The Directors also believe that the entering into of the Letter of Confirmation is in line with the strategy of the Company and is in the interest of the Company and its Shareholders as a whole.

Taking into account the aforesaid reasons, we concur with the views of the Directors that the Acquisition is in the interest of the Company and the Shareholders as a whole.

b. Terms and conditions of the Acquisition

The aggregate consideration paid by OCL with respect to the Acquisition under the Letter of Confirmation is RMB12,859,256 (including commission payment to Chengyu of RMB612,345 but excluding taxes and other expenses) (equivalent to approximately HK$11,894,604) in cash and is intended to be funded by the internal resources of the Group. The aggregate consideration is the final bid price offered at the public auction held by Chengyu in the PRC on 8 January 2004 and the commission payable to Chengyu. According to the Company, the price paid by OCL under the Letter of Confirmation equals to the initial bid price set by Chengyu.

According to the latest available audited accounts of ZOBHP, the net tangible asset value of ZOBHP as at 31 December 2002 was approximately RMB136,419,000 (equivalent to approximately HK$126,185,000). According to the latest available unaudited management accounts of ZOBHP for the eleven months ended 30 November 2003, the net tangible asset value of ZOBHP as at 30 November 2003 was approximately RMB130,657,000 (equivalent to approximately HK$120,856,000). Hence, the aggregate consideration paid by OCL under the Acquisition represents a discount of approximately 52.9% and 50.8% to the attributable audited net tangible asset value of ZOBHP as at 31 December 2002 and the attributable unaudited net tangible asset value of ZOBHP as at 30 November 2003 respectively.

According to the audited accounts of ZOBHP, the net loss before and after taxation for the year ended 31 December 2002 were both approximately RMB3,676,000 (equivalent to approximately HK$3,400,000) whereas the net loss before and after taxation for the year ended 31 December 2001 were both approximately RMB4,371,000 (equivalent to

approximately HK$4,043,000). According to the latest available unaudited management accounts of ZOBHP for the eleven months ended 30 November 2003, the net loss before and after taxation for the period were both approximately RMB5,762,000 (equivalent to approximately HK$5,330,000). The Directors confirmed that the net losses incurred by ZOBHP for the eleven months ended 30 November 2003 were related to its normal operating expenses and they are not aware of any peculiar reasons for such increase as compared to the net loss incurred for the year ended 31 December 2002.

Taking into account (i) the aggregate consideration paid by OCL in respect of the Acquisition was the outcome of a public bidding process in a public auction, (ii) ZOBHP incurred consecutive losses for the two years ended 31 December 2002 and for the eleven months ended 30 November 2003, and (iii) the aggregate consideration paid for the 20% equity interest in ZOBHP represented a substantial discount to the underlying audited net tangible asset value of ZOBHP, we are of the view that the aggregate consideration paid for the 20% equity interest in ZOBHP is fair and reasonable so far as the Shareholders are concerned.

c. Other matter to consider

According to the Letter of Confirmation, the aggregate consideration for the Acquisition was paid by the Group in cash. As stated in the "Letter from the Board", the aggregate consideration was funded from internal resources of the Group. Based on the latest published unaudited interim report of the Group for the six months period ended 30 June 2003, the Group has approximately HK$216,157,000 in cash and bank deposits (free from any encumbrances) as at 30 June 2003. Hence, the Company has sufficient internal resources to finance the Acquisition.

4. OPINION

Having considered the above factors, in particular, taking into account (i) the reasons for the Acquisition; (ii) the terms and conditions of the Acquisition and the fact that it was conducted through a public auction; and (iii) the matter described under paragraph 3(c) above, we are of the view that the terms and conditions of the Acquisition are fair and reasonable so far as the Shareholders are concerned and are in the best interest of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to give the same opinion to the Shareholders.

Yours faithfully,
For and on behalf of
Access Capital Limited
Jeanny Leung
Managing Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. EXPERT

The followings are the qualifications of the expert who has given opinion or advice contained in this circular:

Name	Qualifications
Access Capital	A deemed licensed corporation under the SFO permitted to engage in types 1, 4, 6 and 9 of the regulated activities as defined in the SFO

Access Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion of the texts of its letter and references to its name, in the form and context in which it respectively appears.

3. DISCLOSURE OF INTERESTS

(a) Interests in the Company

As at the Latest Practicable Date, the interests of the Directors and the chief executive of the Company in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of the SFO), which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, as recorded in the register kept by the Company pursuant to section 352 of the SFO, were as follows:

Interests in Shares

Name of Director	Nature of interest	Number of Shares held
He Xiaoli	Personal	20,000

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or the chief executive of the Company or any of their associates had any personal, family, corporate or other interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO).

(b) As at the Latest Practicable Date, none of the Directors is materially interested in any contract or arrangement subsisting at the Latest Practicable Date, which is significant in relation to the business of the Group.

(c) As at the Latest Practicable Date, none of the Directors had entered, or proposed to enter into a service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

(d) As at the Latest Practicable Date, none of Centurion or Access Capital had any shareholding in any member of the Group and neither of them had any right or option to subscribe for or nominate persons to subscribe for shares in any member of the Group.

(e) As at the Latest Practicable Date, none of the Directors, Centurion or Access Capital had any direct or indirect interest in any asset which had been acquired, or disposed of by, or leased to the Company, or was proposed to be acquired, or disposed of by, or leased to the Company, since 31 December 2002, the date to which the latest published audited consolidated accounts of the Group were made up.

4. SUBSTANTIAL SHAREHOLDERS

(a) As at the Latest Practicable Date, according to the register of interests kept by the Company under section 336 of the SFO, the following entities have interests in the Shares which fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO:

Name	Number of Shares held	Percentage of total issued Shares
China National Metals and Minerals Import and Export Corporation *(Note)*	416,585,852	53.95%
China Minmetals H.K. (Holdings) Limited ("Minmetals HK") *(Note)*	416,585,852	53.95%
June Glory	416,585,852	53.95%

Note:

By virtue of the SFO, these companies are deemed to be interested in the 416,585,852 Shares held by June Glory.

Save as disclosed above, there was no person known to the Directors or the chief executive of the Company, other than the Directors or the chief executive of the Company, who, as at the Latest Practicable Date, had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

(b) As at the Latest Practicable Date, so far was known to the Directors and the chief executive of the Company, the persons, other than a Director or chief executive of the Company, who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group (other than the Company) and the amount of such persons' interests in such securities were as follows:

Name of subsidiary of the Company	Name of substantial shareholder	Interest in the share capital/ equity interest	Percentage
Apex Dragon Consultants Limited*	Wong Sik Woon	333 shares	33.30%
Apex Dragon Consultants Limited*	Cordia Asia Limited	100 shares	10.00%
Apex Dragon E & M Engineering Co., Limited	Wong Sik Woon	333 shares	33.30%
Apex Dragon E & M Engineering Co., Limited	Cordia Asia Limited	100 shares	10.00%
Best High Development Limited	Fair King Investment Limited	20 shares	20.00%
Brittaland Investments Limited	Fair King Investment Limited	10 shares	10.00%
Brittaland Investments Limited	Chan Kwok Hing	29 shares	29.00%
Condo Curtain Wall Company Limited ("CCW")*	Yu Lap On, Stephen ("Mr. Yu")	120,000 shares	16.00%
CCW*	Cheung Sui Keung ("Mr. Cheung")	120,000 shares	16.00%
CCW*	Ng Tze Kwan ("Mr. Ng")	120,000 shares	16.00%
Charm Ace Investment Limited	Lok Mei Yee	30 shares	30.00%
Charm Ace Investment Limited	Honour King Limited	19 shares	19.00%
Enful Holdings Limited#	Sinowise Development Limited	4,800 shares	48.00%

Name of subsidiary of the Company	Name of substantial shareholder	Interest in the share capital/ equity interest	Percentage
Jaeson Aerosol Company Limited#	Chan Wang Kay	20 shares	20.00%
Polycrown Engineering (Holdings) Limited	Polyrich Profits Limited	49 shares	49.00%
Wellstep Management Limited ("Wellstep")	Turner Overseas Limited	4,800 shares	16.00%
Wellstep	Silver Lake Asia Corporation	4,800 shares	16.00%
Wellstep	Spirit Sunshine Inc.	4,800 shares	16.00%
ZOBHP	Shining Metals	RMB8,800,000	20.00%

* *In liquidation*

\# *Holders of non-voting deferred shares are ignored*

Save as disclosed above, there was no person known to the Directors or the chief executive of the Company, who, as at the Latest Practicable Date, was directly or indirectly interested in 10% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group, or any options in respect of such capital.

5. MATERIAL ADVERSE CHANGE

Save as disclosed in the "Letter from the Board" in the circular of the Company dated 10 November 2003 and in the composite offer document jointly issued by the Company, June Glory and Minmetals HK dated 5 November 2003, the Directors are not aware of any material adverse changes in the financial or trading position of the Group since 31 December 2002, the date to which the latest published audited consolidated accounts of the Group were made up.

6. LITIGATION

(a) On 13 March 2003, the Company commenced legal proceedings in Hong Kong (the "Action") against Mr. Yu, Mr. Ng and Mr. Cheung, as well as companies controlled by them (namely Turner Overseas Limited, Spirit Sunshine Inc. and Silver Lake Asia Corporation respectively) (collectively, the "Defendants"). The claims are based on the counter-indemnities executed on 23 March 1998, 5, 6 and 11 January 1999 by the Defendants in favour of the Company as referred to in items 1, 2, 3, 4 and 5 under the section headed "Counter-Indemnities" for CCW, Wellstep and their respective subsidiaries in the "Letter from the Board" in the circular of the Company dated 10 November 2003 in respect of the liabilities and obligations covered by those counter-

indemnities as more particularly described in that section of the aforesaid circular. The principal amount claimed in the Action is about HK$16,400,000 together with accrued interest and costs against each of the Defendants.

On 8 April 2003 and 16 June 2003, the Company obtained judgment(s) against Mr. Ng and Spirit Sunshine Inc. respectively. The Company also obtained amended judgment dated 31 December 2003 against Mr. Yu, Mr. Cheung, Turner Overseas Limited and Silver Lake Asia Corporation pursuant to the Company's application for summary judgment. Pursuant to the said judgments (i) each of Mr. Ng and Spirit Sunshine Inc. is required to pay the Company, and the Company demanded payment of the sums of HK$16,418,527.51 and US$123,055.87 together with accrued interests and costs; and (ii) each of Mr. Yu, Mr. Cheung, Turner Overseas Limited and Silver Lake Asia Corporation is required to pay the Company a sum of HK$16,418,527.51 together with accrued interests and costs. Mr. Ng was made bankrupt by the High Court of Hong Kong (the "Court") on 20 November 2003. The Company has demanded Mr. Yu, Mr. Cheung, Turner Overseas Limited and Silver Lake Asia Corporation to make full payment of the judgment debts. As at the Latest Practicable Date, no payment has been made by any of the Defendants, notwithstanding that such payment is now overdue.

(b) On 12 March 2003, the Company commenced legal proceedings in Hong Kong against (i) its former Director, Mr. Cui Guisheng; (ii) its former financial controller, Mr. Ip Shu Wah Reginald; (iii) Jointstock Investments Limited; (iv) ICEA Financial Services Limited; and (v) Gold Light Development Limited. The Company's claims are for the sum of approximately HK$20,000,000 in connection with or arising out of the Company's purported participation in a purported HK$20,000,000 loan from Jointstock Investments Limited to ICEA Financial Services Limited.

The defendants (except Gold Light Development Limited) have instructed legal advisers to defend the claims. An order has been made by the Court to stay the legal action against Mr. Cui Guisheng, pending the determination of criminal proceedings against him in relation to certain transactions involved in the action. On 19 November 2003, the Court made a winding up order against Gold Light Development Limited. By reason of the winding up order and operation of law, the legal proceedings brought by the Company against Gold Light Development Limited has been stayed except by leave of the Court. The proceedings of the Company against the other defendants (namely, Mr. Ip Shu Wah Reginald, Jointstock Investments Limited and ICEA Financial Services Limited) are ongoing but no date has been fixed yet for the trial.

Details of the transactions have been announced by the Company in its announcements dated 1 February 2002, 4 February 2002 and 8 July 2002 respectively.

Save as disclosed above, as at the Latest Practicable Date, none of the Company or any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or arbitration or claim of material importance is known to the Directors to be pending or threatened against either the Company or any of its subsidiaries.

7. GENERAL

(a) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

(b) The principal registrar of the Company is Butterfield Fund Services (Bermuda) Limited at Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda.

(c) The Hong Kong branch registrar of the Company is Computershare Hong Kong Investor Services Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(d) The secretary of the Company is Ms. Siu Tin Ho, an associate member of The Hong Kong Institute of Company Secretaries.

(e) The English text of this circular shall prevail over the Chinese text.

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at 18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong, except public holidays, up to and including 23 February 2004:–

(a) the Letter of Confirmation;

(b) the letter of independent advice from Access Capital to the Independent Board Committee, the text of which is set out on pages 10 to 13 in this circular;

(c) the letter of opinion from the Independent Board Committee to the Shareholders, the text of which is set out on page 9 in this circular; and

(d) the written consent from Access Capital as referred to in the paragraph headed "Expert" above.

此乃要件　請即處理

閣下如對本通函任何內容或應採取之行動**有任何疑問**，應諮詢持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之東方有色集團有限公司股份全部售出或轉讓，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

（於百慕達註冊成立之有限公司）

收購非全資附屬公司
股份權益之關連交易

東方有色集團有限公司之財務顧問

盛百利財務顧問有限公司

獨立董事委員會之獨立財務顧問

ACCESS
CAPITAL
卓怡融資有限公司

獨立董事委員會（定義見本通函）函件載於本通函第9頁。

載有向獨立董事委員會提供獨立意見函件之卓怡融資有限公司函件載於本通函第10至13頁。

* *僅供識別*

二零零四年一月三十一日

目　錄

頁次

於本通函內，除文義另有所指外，下列詞語具有以下涵義：

「卓怡融資」	指	卓怡融資有限公司，被視為根據證券及期貨條例獲准從事第1、4、6及9類受監管業務（定義見證券及期貨條例）之持牌法團，並為獨立董事委員會有關該收購之獨立財務顧問
「該收購」	指	OCL以人民幣12,859,256元（包括支付予誠譽之佣金人民幣612,345元，但不包括稅項及其他費用）（相等於約港幣11,894,604元）購入海天置業20%股份權益
「董事會」	指	董事會（包括獨立非執行董事）
「盛百利」	指	盛百利財務顧問有限公司，被視為根據證券及期貨條例獲准從事第1、4、6及9類受監管業務（定義見證券及期貨條例）之持牌法團，並為本公司有關該收購之財務顧問
「誠譽」	指	珠海市誠譽拍賣有限公司，為獨立第三者，與本公司或其任何附屬公司之董事、行政總裁、主要股東或彼等之聯繫人士（上市規則所賦予之涵義）概無關連
「本公司」	指	東方有色集團有限公司，於百慕達註冊成立之有限公司，其已發行股份在聯交所上市
「董事」	指	本公司之董事（包括獨立非執行董事）
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「獨立董事委員會」	指	為就該收購向所有股東提供意見而設立之獨立董事委員會，由馬紹援先生、譚惠珠女士及林濬先生組成

「June Glory」	指	June Glory International Limited，一家於英屬處女群島註冊成立之有限公司，其目前持有本公司已發行股本約53.95%
「最後實際可行日期」	指	二零零四年一月二十八日，即本通函付印前就確定其中所載若干資料之最後實際可行日期
「該確認書」	指	就於二零零四年一月八日競投成功後由誠譽及OCL就有關出售及購入目前由鑫光持有之海天置業20%股份權益而簽訂之拍賣成交確認書
「上市規則」	指	聯交所證券上市規則
「OCL」	指	東方有色有限公司，一家於香港註冊成立之有限公司，其為本公司之間接全資附屬公司，其於完成該收購前持有海天置業80%股份權益
「中國」	指	中華人民共和國
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東」	指	本公司之股東
「股份」	指	本公司股本中每股面值港幣0.10元之普通股
「鑫光」	指	珠海鑫光集團股份有限公司，一家於中國註冊成立之公司，其於完成該收購前持有海天置業20%股份權益
「聯交所」	指	香港聯合交易所有限公司
「海天置業」	指	珠海東方海天置業有限公司，一家於中國成立之中外合資企業
「港幣」	指	港幣，香港不時流通之法定貨幣

「人民幣」 指 人民幣，中國不時流通之法定貨幣

就本通函而言，換算人民幣為港幣（反之亦然）所採用之匯率為港幣1.00元兑人民幣1.0811元。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

執行董事:
林錫忠先生,*主席*
王幸東先生,*董事總經理*
閻西川先生,*董事副總經理*
錢文超先生
何小麗女士

獨立非執行董事:
林濬先生
馬紹援先生
譚惠珠女士

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要營業地點:
香港
九龍
尖沙咀
漆咸道南79號
中國五礦大廈
18樓

敬啟者:

收購非全資附屬公司
股份權益之關連交易

1. 緒言

於二零零四年一月九日,本公司宣佈OCL與誠譽於二零零四年一月八日簽訂了該確認書,據此,OCL同意按照該確認書之條款及條件購入由鑫光當時持有之海天置業20%股份權益,總代價為人民幣12,859,256元(包括支付予誠譽之佣金人民幣612,345元,但不包括税項及其他費用)(相等於約港幣11,894,604元)。由於該收購毋須取得股東於就考慮該收購而召開之股東大會上批准,而該收購之代價餘額已如期於二零零四年一月十四日悉數支付,因此,本通函所載資料僅供 閣下參考而已。

* *僅供識別*

由於鑫光當時為海天置業之主要股東，而海天置業則為當時本公司擁有80%權益之非全資附屬公司，故根據上市規則，鑫光當時為本公司之關連人士。因此，根據上市規則第14.26條，該收購構成一項關連交易。根據上市規則第14.26條，本公司須召開股東大會以取得股東通過該收購，而於該收購中擁有利益之任何關連人士（如有），則須於會上放棄投票權。

June Glory（其為擁有本公司53.95%權益之重大股東及於該收購中並無任何直接或間接利益）已向本公司發出一份書面證書確認其批准該收購。此外，本公司亦確認並無任何股東於該收購中擁有利益，故若需舉行股東大會以通過該收購，亦無任何股東需要放棄投票權。因此，本公司已向聯交所申請豁免召開本公司股東大會以通過該收購而聯交所亦已授出該豁免。

獨立董事委員會已獲委任就該收購向股東提供意見。卓怡融資已獲委任為獨立財務顧問，就該收購之條款及條件向獨立董事委員會提供意見。

本通函旨在遵照上市規則第14章之規定向　閣下提供有關該收購之其他詳情，並載列卓怡融資就該收購所發出之獨立意見函件。

2. 該確認書

日期

二零零四年一月八日

合約方

賣方　:　誠譽
買方　:　OCL

所購入之資產

海天置業20%股份權益

代價

OCL按照該確認書而需要支付之總代價為現金人民幣12,859,256元（包括支付予誠譽之佣金人民幣612,345元，但不包括現階段未能確定金額之稅項及其他費用）（相等於約港幣11,894,604元）並已由本集團之內部資源支付。該總代價包括於二零零四年一月八日由誠譽於中國舉行之公開拍賣會上所提出之價格及應付予誠譽之佣金。本集團於二零零三年六月三十日之未經審核綜合有形資產淨值則約為港幣470,047,000元（僅供參考）。

根據海天置業之經審核帳目，海天置業於截至二零零二年十二月三十一日之有形資產淨值約為人民幣136,419,000元（相等於約港幣126,185,000元）。截至二零零二年十二月三十一日止年度之除稅前及除稅後淨虧損均約為人民幣3,676,000元（相等於約港幣3,400,000元），而截至二零零一年十二月三十一日止年度之除稅前及除稅後淨虧損均約為人民幣4,371,000元（相等於約港幣4,043,000元）。根據海天置業截至二零零三年十一月三十日止十一個月之最新未經審核管理帳目，期內之除稅前及除稅後淨虧損均約為人民幣5,762,000元（相等於約港幣5,330,000元）。

該確認書之條款為一般商業條款，而董事經考慮該收購之總代價較海天置業於二零零二年十二月三十一日之應佔經審核有形資產淨值大幅折讓後，認為該等條款屬公平及合理。董事亦已考慮由本公司中國法律顧問發出之法律意見中所載之意見，尤其(i)預期登記轉讓透過誠譽收購之海天置業20%股份權益一事並無障礙；及(ii)於繳足代價及完成該項轉讓之登記手續後，OCL有權行使其作為該等股份權益股東之權利，並享有海天置業20%股份權益。股東亦應注意，該收購乃誠譽舉行之公開拍賣會結果，而OCL為該公開拍賣會之參與者。有關拍賣會之詳情載於日期為二零零三年十二月二十六日並刊登於一份在中國流通之報章內之公佈。

付款條款

該收購之總代價已按照下列方式悉數支付：

1. 人民幣1,000,000元（相等於約港幣924,984元）於簽署該確認書時已經支付；及

2. 人民幣11,859,256元（相等於約港幣10,969,620元）之餘額已於二零零四年一月十四日支付。

完成

於總代價已悉數繳付後及根據中國法院頒佈之文件所述，誠譽將會協助OCL辦理有關海天置業20%股份權益之轉名過戶之登記手續。

於取得由中國相關機構所發出之所有所需有關該收購之批准及允許和根據中國法律將海天置業由一家中外合資企業轉為一家外商獨資企業後，該收購方為完成。

3. 海天置業資料

海天置業為一家根據中國法律而成立之有限責任中外合資企業。海天置業於一九九九年成立，其業務為在中國珠海市從事一項名為「海天花園」之商業及住宅物業發展項目。「海天花園」之地盤面積約為177,000平方呎，位於珠海市香洲區吉大海景路與海洲路交界，預計將會分兩期發展為綜合商業及住宅發展項目。「海天花園」項目目前預期於二零零五年底前落成。

於該收購前，OCL持有海天置業80%股份權益。如上文所述待該收購完成後，海天置業將成為OCL之全資附屬公司。

待該收購完成後，由鑫光委任之海天置業董事將會辭任及OCL將會根據中國法律更改海天置業之董事會。

4. 進行該收購之原因

誠如本公司二零零二年年報內所述，本公司致力改善本集團整體營運效率。董事會認為該收購將有助OCL執行其對發展「海天花園」項目作出之決定，繼而改善海天置業之營運效率。

股東務請注意，該收購乃因公開拍賣海天置業之20%股份權益而引起，而OCL當時已經持有海天置業之其餘80%股份權益。在此情況下，本公司鞏固其於海天置業之權益，以避免因為與背景及財力不明且其利益亦可能與本集團並不一致之人士加入成為擁有20%權益之少數股東合資經營而產生不確定因素，實在可以理解。此外，在上市規則所載之財務資助條款不適用於全資附屬公司之出資或銀行融資之情況下，進行該等事項將會較為簡單。對於海天置業位於珠海市並仍在興建中之商業及住宅發展項目，此事尤為重要。該項目之地盤平整、地基及地庫建造工程已經竣工。

因此，簽署該確認書與本公司之策略一致及符合本公司及其股東之利益。

5. 意見

目前預期該收購將不會對本集團構成任何重大影響。卓怡融資已獲委任為獨立董事委員會之獨立財務顧問，而其認為該收購之條款及條件對股東而言乃屬公平合理。卓怡融資於二零零四年一月三十一日向獨立董事委員會發出之獨立意見函件載於本通函第10至13頁。

經考慮卓怡融資之意見後，獨立董事委員會認為該收購之條款及條件乃屬公平合理，並符合本公司及股東之整體最佳利益。獨立董事委員會於二零零四年一月三十一日發出之意見函件載於本通函第9頁。

6. 一般事項

本通函之附錄載有其他資料，敬希垂注。

此致

列位股東 台照

承董事會命
東方有色集團有限公司
董事總經理
王幸東
謹啟

二零零四年一月三十一日

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*
（於百慕達註冊成立之有限公司）

敬啟者：

收購非全資附屬公司
股份權益之關連交易

吾等謹此提述本公司於二零零四年一月三十一日刊發之通函（「通函」），本函件乃其中一部份。除文義另有所指外，本函件所用之詞彙與通函所界定者具有相同涵義。

吾等獲委任為獨立董事委員會之成員，以就該收購向股東提供意見，有關該收購之詳細資料載於通函第4至8頁之「董事會函件」內。卓怡融資已獲委任以就該收購之條款及條件之公平性及合理性向獨立董事委員會提供意見，其意見詳情連同達致有關意見所考慮之主要因素載於通函第10至13頁。

經考慮卓怡融資之意見後，吾等認為該收購之條款及條件就股東而言乃屬公平合理，而該收購亦符合本公司及股東之整體最佳利益。

此致

列位股東　台照

獨立董事委員會

獨立非執行董事	*獨立非執行董事*	*獨立非執行董事*
馬紹援	**譚惠珠**	**林濬**

謹啟

二零零四年一月三十一日

* *僅供識別*

以下乃卓怡融資就該收購向獨立董事委員會提供意見之函件全文。

ACCESS
CAPITAL
卓怡融資有限公司
香港
皇后大道中8號
3樓

敬啟者：

收購非全資附屬公司
股份權益之關連交易

1. 緒言

吾等獲委任就一項關連交易向　貴公司之獨立董事委員會（「獨立董事委員會」）提供意見，該項關連交易乃關於收購　貴公司目前持有80%權益之非全資附屬公司珠海東方海天置業有限公司（「海天置業」）之20%股份權益（「該收購」）。有關該收購之詳情載於二零零四年一月三十一日向各股東刊發之通函（「通函」）中之「董事會函件」內，本函件乃通函之其中一部份。除文義另有所指外，本函件所用詞彙與通函所界定者具有相同涵義。

由於根據上市規則，鑫光當時為　貴公司之關連人士，因此，該收購構成上市規則項下之關連交易，而　貴公司則須召開股東大會以徵得股東通過該收購。June Glory（其為　貴公司之重大股東，於最後實際可行日期擁有　貴公司已發行股本約53.95%，以及於該收購中並無任何直接或間接利益）已發出一份書面證書，確認其批准該收購；而　貴公司亦確認，並無任何股東於該收購中擁有利益，且　貴公司若需舉行股東大會以通過該收購，亦無任何股東需要放棄投票權。因此，　貴公司已向聯交所申請豁免召開股東大會以通過該收購，而聯交所亦同意授予　貴公司豁免。然而，　貴公司仍須向股東刊發一份通函，載列根據上市規則第14章規定所披露之該收購詳情，以及獨立財務顧問就該收購之條款及條件對股東而言是否公平合理而發出之意見函件。

獨立董事委員會已經成立，以考慮該收購並向各股東提供意見，其成員包括馬紹援先生、林濬先生及譚惠珠女士，彼等均為獨立非執行董事。吾等獲獨立董事委員會委任，以就該收購之條款及條件對股東而言是否公平合理向獨立董事委員會提供意見，並就該收購提供吾等之意見以供獨立董事委員會在向股東發表意見時考慮。

2. 意見基準

在擬定吾等之意見時，吾等僅倚賴通函內所載之陳述、資料、意見及聲明，以及　貴公司及董事提供予吾等及／或向吾等作出之資料及聲明。吾等假設通函內所載或提述之所有陳述、資料、意見及聲明，或　貴公司及董事以其他方式提供或作出或給予者（而　貴公司及董事須就此負全責）於其作出及給予時乃屬實、準確及有效，並於通函刊發日期仍然屬實、準確及有效。吾等假設通函所載　貴公司及／或董事作出或提供之所有陳述、意見及聲明乃經盡職審慎查詢後合理作出。吾等亦已尋求並獲得　貴公司及董事確認通函內提供及提述之資料並無遺漏任何重要事實。

吾等認為，吾等已審閱所有現有之資料及文件以令吾等達致知情意見，並讓吾等合理倚賴所提供資料以為吾等之意見提供一個合理基準。吾等並無理由懷疑　貴公司、董事及彼等各自之顧問給予吾等之陳述、資料、意見及聲明之真實性、準確性及完整性，或認為吾等所得或上述文件所提述之資料有任何重要資料遭隱瞞或遺漏。然而，吾等並無獨立核實所得資料，亦無對　貴公司或其任何附屬公司之業務及事務進行獨立調查。

3. 所考慮之主要因素及理由

在擬定吾等之意見時，吾等已考慮下列各項主要因素及理由：

a. 該收購之背景及進行該收購之原因

海天置業為一家根據中國法律而成立之有限責任中外合資企業。海天置業於一九九九年成立，其主要業務為在中國珠海市從事一物業發展項目（「該項目」）。於最後實際可行日期，倘並不計及該收購，　貴公司之全資附屬公司OCL持有海天置業之80%股份權益。

貴公司注意到於二零零三年十二月二十六日，誠譽（獨立中國拍賣人）於中國刊登報章通告，表示由鑫光持有之海天置業20%股份權益將會於二零零四年一月八日在中國珠海市舉行之公開拍賣會上提呈出售。由於取得海天置業20%權益之少數股東可能身份不明，且其於該項目之利益亦未必與　貴集團一致，為求避免就合資經營產生不確定因素，　貴公司決定參與上述公開拍賣會。

此外，倘海天置業成為　貴公司之全資附屬公司，則　貴公司將毋須再受適用於中外合資企業之相關中國監管事項及規定之約束，亦毋須遵守上市規則就非全資附屬公司制定之財務資助條款，董事相信此舉將令該項目之管理更有效率，尤其該項目現時仍在建設中。

董事亦相信，簽署該確認書與　貴公司之策略一致及符合　貴公司及其股東之整體利益。

經考慮上述原因後，吾等同意董事之觀點，認為該收購符合　貴公司及股東之整體利益。

b.　該收購之條款及條件

OCL按照該確認書而需要就該收購支付之總代價為現金人民幣12,859,256元（包括支付予誠譽之佣金人民幣612,345元，但不包括稅項及其他費用）（相等於約港幣11,894,604元），並準備由　貴集團之內部資源支付。該總代價包括於二零零四年一月八日由誠譽於中國舉行之公開拍賣會上所提出之最終價格及應付予誠譽之佣金。根據　貴公司表示，OCL按照該確認書支付之價格相等於誠譽最初設定之投標價格。

根據海天置業最新之經審核帳目，海天置業於截至二零零二年十二月三十一日之有形資產淨值約為人民幣136,419,000元（相等於約港幣126,185,000元）。根據海天置業截至二零零三年十一月三十日止十一個月之最新未經審核管理帳目，海天置業於二零零三年十一月三十日之有形資產淨值約為人民幣130,657,000元（相等於約港幣120,856,000元）。因此，OCL根據該收購所支付之總代價分別較海天置業於二零零二年十二月三十一日之應佔經審核有形資產淨值及其於二零零三年十一月三十日之應佔未經審核有形資產淨值折讓約52.9%及50.8%。

根據海天置業之經審核帳目，海天置業截至二零零二年十二月三十一日止年度之除稅前及除稅後淨虧損均約為人民幣3,676,000元（相等於約港幣3,400,000元），而截至二零零一年十二月三十一日止年度之除稅前及除稅後淨虧損則均約為人民幣4,371,000元（相等於約港幣4,043,000元）。根據海天置業截至二零零三年十一月

三十日止十一個月之最新未經審核管理帳目，期內之除稅前及除稅後淨虧損均約為人民幣5,762,000元（相等於約港幣5,330,000元）。董事確認，海天置業於截至二零零三年十一月三十日止十一個月之淨虧損與其正常經營開支有關，而彼等並不知悉任何特別原因導致淨虧損較截至二零零二年十二月三十一日止年度產生者有所增加。

經考慮(i) OCL就該收購所支付之總代價乃公開拍賣會之公開投標程序結果；(ii)海天置業於截至二零零二年十二月三十一日止兩個年度及截至二零零三年十一月三十日止十一個月連續錄得虧損；及(iii)就海天置業之20%股份權益而支付之總代價較海天置業之相關經審核有形資產淨值大幅折讓後，吾等認為就海天置業20%股份權益而支付之總代價對股東而言屬公平合理。

c.　其他考慮事項

根據該確認書，　貴集團已經以現金支付該收購之總代價。誠如「董事會函件」所述，總代價由　貴集團之內部資源撥付。根據　貴集團最近期刊發之截至二零零三年六月三十日止六個月期間之未經審核中期報告，　貴集團於二零零三年六月三十日之現金及銀行結餘約為港幣216,157,000元（並不附帶任何產權負擔）。因此，　貴公司擁有充裕之內部資源撥付該收購所需資金。

4.　意見

吾等經考慮上述因素，尤其經考慮(i)進行該收購之原因；(ii)該收購之條款及條件，及該收購乃透過公開拍賣會進行；及(iii)上文第3(c)段所述事宜後，認為該收購之條款及條件對股東而言屬公平合理，並符合　貴公司及股東之整體最佳利益。因此，吾等建議獨立董事委員會向各股東提供相同之意見。

此致

東方有色集團有限公司
獨立董事委員會　台照

代表
卓怡融資有限公司
董事總經理
梁綽然
謹啟

二零零四年一月三十一日

1. 責任聲明

本通函載有遵照上市規則之規定而提供有關本集團之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所知及所信，本通函概無遺漏其他事實，導致當中所載任何內容有所誤導。

2. 專業人士

以下為曾於本通函提供意見或建議之專業人士之資格：

名稱	資格
卓怡融資	根據證券及期貨條例被視作獲准從事該條例所界定之第1、4、6及9類受規管業務之持牌法團

卓怡融資已就刊發本通函發出書面同意書，同意分別按本通函現時刊發之形式及涵義轉載其函件及引述其名稱，且迄今並無撤回其同意書。

3. 權益披露

(a) 於本公司之權益

於最後實際可行日期，根據本公司按證券及期貨條例第352條而存置之登記冊所記錄，董事及本公司行政總裁於本公司或其任何相聯法團（定義見證券及期貨條例）之股份及相關股份中擁有根據證券及期貨條例第十五部第7及8分部須知會本公司及聯交所之權益（包括根據證券及期貨條例之有關條文被當作或視作由有關董事及本公司行政總裁擁有之權益或淡倉），或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益如下：

股份權益

董事姓名	權益性質	所持股份數目
何小麗	個人權益	20,000

除上文所披露者外，於最後實際可行日期，董事或本公司行政總裁或彼等之任何聯繫人士概無在本公司或其任何相聯法團（定義見證券及期貨條例）之股份、相關股份或債券中擁有任何個人、家屬、法團或其他權益或淡倉。

(b) 於最後實際可行日期，董事概無在於最後實際可行日期仍然生效而與本集團業務關係重大之任何合約或安排中擁有重大權益。

(c) 於最後實際可行日期，董事概無與本集團任何成員公司訂立或擬訂立不可由本集團於一年內終止而毋須作出賠償（法定賠償除外）之服務合約。

(d) 於最後實際可行日期，盛百利或卓怡融資概無於本集團任何成員公司中持有股份，亦無擁有任何權利或購股權以認購或指派他人認購本集團任何成員公司之股份。

(e) 於最後實際可行日期，董事、盛百利或卓怡融資概無於本公司自二零零二年十二月三十一日（即最近期刊發之本集團經審核綜合賬目編製日期）以來所買賣或租賃或擬買賣或租賃之任何資產中直接或間接擁有權益。

4. 主要股東

(a) 於最後實際可行日期，按照本公司根據證券及期貨條例第336條而存置之權益登記冊，以下實體擁有根據證券及期貨條例第十五部第2及3分部須向本公司披露之股份權益：

名稱	**所持股份數目**	**佔全部已發行股份百分比**
中國五金礦產進出口總公司 *（附註）*	416,585,852	53.95%
中國五礦香港控股有限公司（「香港五礦」）*（附註）*	416,585,852	53.95%
June Glory	416,585,852	53.95%

附註：

根據證券及期貨條例，該等公司被視為於June Glory所持有之416,585,852股股份中擁有權益。

除上文所披露者外，董事或本公司行政總裁並不知悉任何人士（董事或本公司行政總裁除外）於最後實際可行日期於股份及相關股份中擁有根據證券及期貨條例第十五部第2及3分部之條文須向本公司披露之權益或淡倉。

(b) 於最後實際可行日期，據董事及本公司行政總裁所知，以下人士（董事或本公司行政總裁除外）於本集團任何其他成員公司（本公司除外）任何類別股本（其附帶可在任何情況下於股東大會上投票之權利）中，直接或間接擁有面值10%或以上權益，該等人士於該等證券中之權益數額載列如下：

本公司附屬公司名稱	**主要股東名稱**	**於股本／股權之權益**	**百分比**
添龍顧問有限公司*	黃錫煥	333股股份	33.30%
添龍顧問有限公司*	Cordia Asia Limited	100股股份	10.00%
添龍機電工程有限公司	黃錫煥	333股股份	33.30%
添龍機電工程有限公司	Cordia Asia Limited	100股股份	10.00%
百利開發展有限公司	Fair King Investment Limited	20股股份	20.00%
Brittaland Investments Limited	Fair King Investment Limited	10股股份	10.00%
Brittaland Investments Limited	陳國慶	29股股份	29.00%
瑞和工程有限公司（「瑞和工程」）*	佘立安（「佘先生」）	120,000股股份	16.00%
瑞和工程*	張瑞強（「張先生」）	120,000股股份	16.00%
瑞和工程*	吳梓君（「吳先生」）	120,000股股份	16.00%
澤毅投資有限公司	駱美儀	30股股份	30.00%
澤毅投資有限公司	皓哲有限公司	19股股份	19.00%
銀豐集團有限公司#	中宜發展有限公司	4,800股股份	48.00%

本公司附屬公司名稱	主要股東名稱	於股本／股權之權益	百分比
積臣氣霧製品有限公司#	陳宏基	20股股份	20.00%
多利加工程(集團)有限公司	Polyrich Profits Limited	49股股份	49.00%
Wellstep Management Limited(「Wellstep」)	Turner Overseas Limited	4,800股股份	16.00%
Wellstep	Silver Lake Asia Corporation	4,800股股份	16.00%
Wellstep	Spirit Sunshine Inc.	4,800股股份	16.00%
海天置業	鑫光	人民幣8,800,000元	20.00%

*　*清盤中*

\#　*不計及無投票權遞延股份之持有人*

除上文所披露者外，據董事或本公司行政總裁所知，於最後實際可行日期，概無任何人士於本集團任何其他成員公司之已發行股本(其附帶可在任何情況下於股東大會上投票之權利)中，直接或間接擁有面值10%或以上權益，或擁有有關股本之任何購股權。

5. 重大逆轉

除本公司於二零零三年十一月十日刊發之通函內所載之「董事會函件」以及本公司、June Glory及香港五礦於二零零三年十一月五日聯合刊發之綜合要約文件所披露者外，董事並不知悉自二零零二年十二月三十一日(即最近期刊發之本集團經審核綜合賬目編製日期)起本集團之財務或經營狀況出現任何重大逆轉。

6. 訴訟

(a) 於二零零三年三月十三日，本公司在香港向余先生、吳先生及張先生以及彼等所控制之公司(分別為Turner Overseas Limited、Spirit Sunshine Inc.及Silver Lake Asia Corporation)(統稱為「被告」)提起法律訴訟(「訴訟」)。有關索償乃根據被告於一九九八年三月二十三日、一九九九年一月五日、六日及十一日向本公司簽發之反擔保而提出，詳情見本公司於二零零三年十一月十日所刊發之通函內所載之「董事會函件」中，有關瑞和工程、Wellstep及彼等各自之

附屬公司之「反擔保」一節詳述有關該等反擔保所包含之負債及責任之第1、2、3、4及5項。訴訟中向各被告索償之本金額約為港幣16,400,000元，連同應計利息及訴訟費。

於二零零三年四月八日及二零零三年六月十六日，本公司分別取得控告吳先生及Spirit Sunshine Inc.之判決結果。根據本公司之簡易判決申請，本公司亦已於二零零三年十二月三十一日取得控告余先生、張先生、Turner Overseas Limited及Silver Lake Asia Corporation之修訂判決結果。根據上述判決，(i)吳先生及Spirit Sunshine Inc.各自應付本公司而本公司亦已要求彼等繳付港幣16,418,527.51元及123,055.87美元，連同應計利息及訴訟費；及(ii)余先生、張先生、Turner Overseas Limited及Silver Lake Asia Corporation各自應付本公司港幣16,418,527.51元，連同應計利息及訴訟費。香港高等法院（「法院」）已於二零零三年十一月二十日宣佈吳先生破產。本公司已要求余先生、張先生、Turner Overseas Limited及Silver Lake Asia Corporation悉數繳付判決欠款。於最後實際可行日期，該筆欠款雖已過期，惟各被告概未作出任何繳款。

(b) 二零零三年三月十二日，本公司於香港向(i)其前董事崔貴生先生；(ii)其前任財務總監葉樹華先生；(iii) Jointstock Investments Limited；(iv)工商東亞金融服務有限公司；及(v)金明亮發展有限公司提起法律訴訟。本公司索償約港幣20,000,000元，乃關於因本公司聲稱參與Jointstock Investments Limited向工商東亞金融服務有限公司提供港幣20,000,000元之貸款而引起。

各被告（金明亮發展有限公司除外）已指示法律顧問就索償提出抗辯。法院已發出命令暫停對崔貴生先生採取之法律行動，以待刑事法律程序就訴訟涉及之若干交易對彼作出裁決。於二零零三年十一月十九日，法院對金明亮發展有限公司發出清盤令。由於發出清盤令及施行法律規定，本公司對金明亮發展有限公司提出之法律訴訟已被擱置，必須取得法庭許可方能繼續。本公司對其他被告（即葉樹華先生、Jointstock Investments Limited及工商東亞金融服務有限公司）採取之訴訟仍在進行中，惟審訊日期尚未訂定。

事件之詳情已分別於本公司日期為二零零二年二月一日、二零零二年二月四日及二零零二年七月八日之公佈作出公佈。

除上文所披露者外，於最後實際可行日期，本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，且就董事所知，本公司或其任何附屬公司於最後實際可行日期概無尚未了結或可能面臨威脅之重大訴訟、仲裁或索償。

7. 一般資料

(a) 本公司之註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。

(b) 本公司之主要股份過戶登記處為Butterfield Fund Services (Bermuda) Limited，地址為Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda。

(c) 本公司之香港股份過戶登記分處為香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-5室。

(d) 本公司之秘書為蕭天好小姐，彼為香港公司秘書公會之會員。

(e) 本通函之中英文本如有歧義，概以英文本為準。

8. 備查文件

以下文件副本，由即日起直至二零零四年二月二十三日（包括該日）之一般辦公時間（公眾假期除外）內，可於本公司在香港之主要營業地點（地址為香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓）查閱：

(a) 該確認書；

(b) 卓怡融資致獨立董事委員會之獨立意見函件，全文載於本通函第10至13頁；

(c) 獨立董事委員會致股東之意見函件，全文載於本通函第9頁；及

(d) 上文「專業人士」一段所述卓怡融資之同意書。